QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(xviii)

FPinformart.ca — Quick Search Article	Page 1 of 1

[FPINFOMART.CA LOGO]

[CBC.CA LOGO]

Petro-Canada disappointed by Canada Southern rejection
CBC.CA News
Wed. 31 May 2006
Section: Business
Byline:
Source:
Time: Tue May 30 16:15:10 2006 EDT
Network: CBC

Petro-Canada said it is "disappointed" that Canada Southern Petroleum Ltd.'s board of directors is recommending shareholders reject its $113-million bid for the company.

Petro-Canada launched its unsolicited bid for Canada Southern on May 11, offering $7.50 a share. Canada Southern's board urged rejection of the offer on May 25, saying the bid didn't reflect the value of its Arctic assets.

Petro-Canada rejected that argument on Tuesday.

"When Canada Southern shareholders review the Petro-Canada offer and consider the future challenges of Arctic development, we believe they will find our offer is fair and recognizes the value of all the company's assets including the Canadian Arctic Island assets," said Kathy Sendall, Petro-Canada's senior vice-president of North American natural gas.

"In fact, this offer is a significant premium to recent market prices before our announced offer," Sendall said in a release.

Shares of Canada Southern were up 11 cents at $10.11, while Petro-Canada was off $1.53 at $49.72.

© 2006 CBC. All Rights Reserved.

Length: 155 words

QuickLinks

  Exhibit (a)(5)(xviii)